UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 1, 2018

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated November 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 1, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
THIRD QUARTER 2018 RESULTS
Highlights

•	Reported GAAP net loss attributable to the partners and preferred unitholders of $38.6 million and GAAP net loss per common unit of $0.11 in the third quarter of 2018.

•	Adjusted net income attributable to the partners and preferred unitholders(1) of $7.1 million (excluding items listed in Appendix A to this release) in the third quarter of 2018.

•	Generated GAAP income from vessel operations of $61.7 million and total cash flow from vessel operations(1) of$167.3 million in the third quarter of 2018.

•	In July 2018, refinanced 2019 bond maturities and a 2022 promissory note with a $700 million private placement of 8.5% senior unsecured notes maturing in 2023.

•
In October 2018, entered into settlement agreements with Petrobras, including a positive settlement relating to previously-terminated charter contracts for the HiLoad DP unit and Arendal Spirit UMS for a total of $96 million.

•	In October 2018, entered into a conditional seven-year charter agreement for the Petrojarl Varg FPSO for deployment on the Cheviot oil field in the UK sector of the North Sea.(2)

Hamilton, Bermuda, November 1, 2018 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended September 30, 2018.

	Three Months Ended
	September 30,	June 30,	September 30,
	2018	2018 (3)	2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	327,658	320,354	273,626
Income (loss) from vessel operations	61,713	(132,019)	(273,707)
Equity income	11,877	8,346	4,416
Net loss attributable to the partners and preferred unitholders	(38,570)	(168,500)	(317,491)
Limited partners' interest in net loss for basic net loss per common unit	(0.11)	(0.43)	(1.77)
NON-GAAP FINANCIAL COMPARISON
Adjusted net income (loss) attributable to the partners and preferred unitholders (1)	7,053	(732)	3,064
Limited partners' interest in adjusted net income (loss) per common unit (1)	0.00	(0.02)	(0.05)
Total cash flow from vessel operations (CFVO) (1)	167,323	162,242	124,181
Distributable cash flow (DCF) (1)	14,401	25,327	13,382

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)	Subject to completion of various conditions precedent.

(3)
Please refer to Appendices to the release announcing the results for the second quarter of 2018 attached as Exhibit 1 to the Form 6-K filed with the Securities and Exchange Commission on August 2, 2018, for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net loss decreased and non-GAAP adjusted net income increased for the third quarter of 2018, compared to the same quarter of the prior year, primarily as a result of higher earnings in the FPSO and FSO segments and a reduction in the loss in the UMS segment. GAAP net loss for the third quarter of 2018 also decreased, compared to the same quarter of the prior year, due to vessel write-downs during the third quarter of 2017, partially offset by losses on repurchases of bonds maturing in 2019 and a promissory note maturing in 2022 incurred in the third quarter of 2018. Please refer to the section titled “Operating Results” later in this earnings release for a more detailed analysis of variances by segment.

CEO Commentary

“For the third quarter of 2018, our total cash flow from vessel operations increased significantly from the same quarter of the prior year primarily driven by stronger earnings from our shuttle tanker fleet, a full quarter contribution from the contract start-up of the Petrojarl I FPSO and our third East Coast Canada shuttle tanker newbuilding and lower operating costs in our shuttle and FPSO fleets,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.

“Earlier this week, we announced that we reached a constructive settlement agreement with Petrobras relating to previously-terminated charter contracts, which we expect will result in the recognition of approximately $91 million of revenue in the fourth quarter of 2018 on a present-value basis. The agreement also incentivizes Petrobras to enter into new contracts with us in the future on certain existing assets, through an offset mechanism."

“Since reporting earnings in August 2018, we have continued to successfully secure charter contracts for our existing assets, which are expected to provide significant cash flow upside to us. I am pleased to announce that we have entered into an agreement with Alpha Petroleum for the Petrojarl Varg FPSO for deployment on the Cheviot oil field, which is one of the largest undeveloped oil fields in the UK sector of the North Sea. Alpha Petroleum is currently working to satisfy the remaining conditions precedent to the effectiveness of the contract."

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Summary of Recent Events
Settlement Agreements with Petrobras

In October 2018, the Partnership entered into a settlement agreement with Petróleo Brasileiro S.A. and Petroleo Netherlands B.V. - PNBV S.A. (together Petrobras) with respect to various disputes relating to the previously-terminated charter contracts of the HiLoad DP unit and Arendal Spirit unit for maintenance and safety (UMS). As part of the settlement agreement, Petrobras has agreed to pay a total amount of $96 million to Teekay Offshore, which includes $55 million that is payable unconditionally within 30 days. The remaining $41 million is to be paid in two separate instalments of $22 million and $19 million by the end of 2020 and 2021, respectively, subject to certain potential offsets described below.

If in the ordinary course of business and prior to the end of 2021, new charter contracts are entered into with Petrobras in respect of the Arendal Spirit UMS, Ostras FPSO and Piranema Spirit FPSO, the deferred $41 million (payable in two instalments in 2020 and 2021, respectively) will be reduced by 40 percent of any revenues actually received in this same period from such new contracts (Offset Amounts). There are no contracts in place currently that would result in any Offset Amounts being generated and neither Petrobras nor Teekay Offshore have any obligation to enter into such contracts; in addition, Teekay Offshore is not obligated to hold any of the designated assets available for charter by Petrobras.

In the fourth quarter of 2018, Teekay Offshore expects to recognize the above-mentioned settlement, which is expected to increase Teekay Offshore’s revenues by approximately $91 million, which represents the present value of the future expected settlement amounts.

In addition, in October 2018, Teekay Offshore, through separate subsidiaries, entered into a further settlement agreement with Petrobras with regards to a dispute relating to the charter of the Piranema Spirit FPSO. Pursuant to the settlement agreement, Teekay Offshore has agreed to a reduction in charter rate for the FPSO totaling approximately $11 million, which is expected to be credited to Petrobras over the remaining contract term. This amount was accrued in Teekay Offshore's financial statements in prior periods, primarily in 2016 and 2017.

Recontracting of the Petrojarl Varg FPSO

In October 2018, the Partnership entered into an agreement with Alpha Petroleum Resources Limited (Alpha) for the Petrojarl Varg FPSO for their development of the Cheviot oil field on the UK continental shelf. The FPSO contract is for a seven-year fixed term from first oil, which is targeted for the second quarter of 2021, after completion of a life extension and upgrade phase for the Petrojarl Varg FPSO taking place at Sembcorp Marine’s shipyard in Singapore. The life extension and upgrade costs for the Petrojarl Varg FPSO will be funded predominantly by Alpha in advance. The Petrojarl Varg FPSO is intended to be used for the entire expected life of the Cheviot field.

The effectiveness of the agreement remains subject to satisfaction of a number of conditions precedent, including (i) initial funding from Alpha to cover life extension and upgrade costs for the Petrojarl Varg, which is conditional on Alpha finalizing its debt facilities with a consortium of lenders, and (ii) approval by relevant governmental authorities of Alpha’s final field development plan for the Cheviot field. There are no assurances that the conditions precedent to the agreement will be met or when they may be met.

The Cheviot field is 100%-owned by Alpha and is one of the largest undeveloped oil fields in the UK sector of the North Sea. Matching the field development requirements of a projected total of 18 wells (including 13 production wells) was a key factor for the Petrojarl Varg FPSO being selected by Alpha Petroleum through a solutions-driven process undertaken with Teekay Offshore.

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ALP Contract Award

In October 2018, ALP Maritime, the Partnership’s towage subsidiary, was awarded a contract to provide five vessels to perform mobilization and field installation services for Total's Kaombo Sul project. The contract is expected to require approximately 300-350 vessel equivalent days to service the project. This contract was awarded after the Partnership's successful completion of a contract of similar scale for Total's Kaombo Norte project earlier this year.

Shuttle Tanker Newbuildings

In late-July 2018, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. to construct two LNG-fueled Aframax DP2 shuttle tanker newbuildings, bringing the Partnership’s orderbook to a total of six shuttle tankers. These newbuildings will be constructed based on Teekay Offshore's New Shuttle Spirit design which incorporates proven technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon expected delivery in late-2020 through early-2021, these vessels will join the Partnership’s contract of affreightment (CoA) shuttle tanker portfolio in the North Sea to provide needed capacity to meet its customers’ needs.

Financing Update

In July 2018, the Partnership completed an upsized $700 million private placement of 8.5% senior unsecured notes maturing in 2023 (the Notes). Brookfield Business Partners L.P., together with its institutional partners (Brookfield), the holder of approximately 60% of Teekay Offshore’s outstanding common units, purchased $500 million principal amount of the Notes. The Partnership used a portion of the net proceeds from the issuance to (a) repurchase $225.2 million of the $300 million aggregate principal of its outstanding 6% senior notes maturing in 2019, (b) repurchase NOK 914 million of the NOK 1,000 million aggregate principal of its NOK senior notes maturing in 2019 (the NOK notes) and settle $36.5 million of the cross-currency swaps which were an economic hedge to the NOK notes, and (c) repay at par an outstanding $200 million 10% promissory note held by Brookfield maturing in 2022 along with an associated $12 million early termination fee.

Following the Notes private placement, Brookfield exercised its option to acquire an additional 2% ownership interest in Teekay Offshore’s general partner (Teekay Offshore GP) from Teekay Corporation. As a result, Brookfield now holds a 51% interest in Teekay Offshore GP.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	September 30, 2018
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
GAAP FINANCIAL COMPARISON
Revenues	131,244	144,298	32,586	—	14,954	4,576	—	327,658
Income (loss) from vessel operations	32,815	30,284	10,092	(2,532)	(7,064)	(1,882)	—	61,713
Equity income	11,877	—	—	—	—	—	—	11,877
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	60,009	67,435	21,823	(879)	(2,065)	(1,882)	—	144,441
CFVO from equity-accounted vessels (i)	22,882	—	—	—	—	—	—	22,882
Total CFVO (i)	82,891	67,435	21,823	(879)	(2,065)	(1,882)	—	167,323

	Three Months Ended
	September 30, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations (ii)	Total
GAAP FINANCIAL COMPARISON
Revenues	116,611	135,549	10,205	—	11,431	3,181	(3,351)	273,626
(Loss) income from vessel operations	(236,935)	(20,497)	1,780	(10,053)	(5,947)	(1,216)	(839)	(273,707)
Equity income	4,416	—	—	—	—	—	—	4,416
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	60,918	62,491	5,540	(8,413)	(2,945)	(1,216)	—	116,375
CFVO from equity-accounted vessels (i)	7,806	—	—	—	—	—	—	7,806
Total CFVO (i)	68,724	62,491	5,540	(8,413)	(2,945)	(1,216)	—	124,181

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

(ii)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore, during the three months ended September 30, 2017.

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FPSO Segment

Income from vessel operations (including equity income) and cash flow from vessel operations (including equity-accounted vessels) increased for the three months ended September 30, 2018, compared to the same quarter of the prior year, primarily due to the commencement of operations of the Pioneiro de Libra and the Petrojarl I FPSO units in late-November 2017 and early-May 2018, respectively, and lower operating expenses for the Piranema FPSO as a result of repairs incurred in the third quarter of 2017, partially offset by the lower charter rates from the Voyageur Spirit and Ostras FPSO unit contract extensions. Loss from vessel operations in the third quarter of 2017 included the write-downs of the Petrojarl I and Ostras FPSO units.

Shuttle Tanker Segment

Income from vessel operations and cash flow from vessel operations increased for the three months ended September 30, 2018, compared to the same quarter of the prior year, primarily due to the redelivery of an in-chartered vessel in January 2018 and the delivery and contract start-up of the East Coast shuttle tanker newbuildings, the Beothuk Spirit, Norse Spirit and Dorset Spirit, in December 2017, January 2018 and May 2018, respectively; partially offset by the redelivery of the Nordic Spirit in May 2018, the redelivery and subsequent sale of the Stena Spirit in August 2018, and more dry-docking days during the third quarter of 2018.
Income from vessel operations increased for the three months ended September 30, 2018, compared to the same quarter of the prior year, also due to write-downs of the HiLoad DP unit and the Nordic Rio, Nordic Brasilia, and Navion Marita DP1 shuttle tankers in the third quarter of 2017; partially offset by higher depreciation expense resulting from a change in the estimated useful life of the tanker component for all shuttle tankers from 25 years to 20 years, effective January 1, 2018.
FSO Segment

Income from vessel operations and cash flow from vessel operations increased for the three months ended September 30, 2018, compared to the same quarter of the prior year, primarily due to the commencement of the Randgrid FSO charter contract in October 2017.
UMS Segment

Loss from vessel operations and cash flow used for vessel operations decreased for the three months ended September 30, 2018, compared to the same quarter of the prior year, due to lower operating expenses as a result of the lay-up of the Arendal Spirit UMS since the fourth quarter of 2017.
Towage Segment

Loss from vessel operations and cash flow used for vessel operations increased (excluding inter-segment elimination) for the three months ended September 30, 2018, compared to the same quarter of the prior year, due to higher operating expenses and depreciation as a result of the deliveries of ALP Sweeper and ALP Keeper in October 2017 and February 2018, respectively.

Conventional Tanker Segment

Loss from vessel operations and cash flow used for vessel operations increased for the three months ended September 30, 2018, compared to the same quarter of the prior year, primarily due to the termination of the Blue Power time-charter-out contract in the fourth quarter of 2017 and subsequent trading of the vessel in the weak spot conventional tanker market during 2018, and dry docking of the Blue Power in the third quarter of 2018. The time-charter-in contracts for both of the conventional tankers included in this segment are scheduled to expire in March 2019.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of November 1, 2018.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	8	(i)	—	—		8
Shuttle Tanker Segment	28	(ii)	2	6	(iii)	36
FSO Segment	6		—	—		6
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Conventional Segment	—		2	—		2
Total	53		4	6		63

(i)	Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)	Includes four shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iii)
Includes six DP2 shuttle tanker newbuildings scheduled for delivery in late-2019 through early-2021, two of which will operate under Teekay Offshore's master agreement with Equinor (formerly Statoil) and four of which will join Teekay Offshore's CoA portfolio in the North Sea.

Liquidity Update

As of September 30, 2018, the Partnership had total liquidity of $199.9 million.

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Conference Call

The Partnership plans to host a conference call on Thursday, November 1, 2018 at 12:00 p.m. (ET) to discuss the results for the third quarter of 2018. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-888-599-8686 or 647-794-4605, if outside North America, and quoting conference ID code 7831663

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership with consolidated assets of approximately $5.4 billion, comprised of 63 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers (including six newbuildings), floating storage and offtake (FSO) units, long distance towing and offshore installation vessels, a unit for maintenance and safety (UMS) and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore's common units and preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A", "TOO PR B" and "TOO PR E", respectively.

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.

Non-GAAP Financial Measures

Cash Flow from (used for) Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income excludes items of income or loss from GAAP net loss that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net loss adjusted for depreciation and amortization expense, deferred income tax expense or recovery, vessel write-downs, gains or losses on the sale of vessels, vessel and business acquisition costs, distributions relating to equity financing of newbuilding installments and conversion costs, pre-operational expenses, distributions on the Partnership's preferred units, gains on extinguishment of contingent liabilities and losses on non-cash accruals of contingent liabilities, amortization of the non-cash portion of revenue contracts, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, unrealized foreign exchange gains and losses, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments for direct financing leases to a cash basis, gains or losses on debt repurchases and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments and non-controlling interests proportionate share of such interests. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of Loss
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues (1)	327,658	320,354	273,626	971,211	814,556

Voyage expenses (1)	(40,914)	(36,486)	(25,102)	(112,406)	(70,439)
Vessel operating expenses (1)	(103,399)	(110,298)	(86,769)	(329,079)	(255,464)
Time-charter hire expenses	(13,144)	(13,464)	(20,677)	(39,335)	(61,940)
Depreciation and amortization (2)	(91,523)	(95,440)	(75,304)	(281,267)	(224,317)
General and administrative	(15,416)	(17,890)	(19,870)	(51,092)	(47,866)
Gain on sale and (write-down) of vessels (3)	350	(178,795)	(316,726)	(206,941)	(318,226)
Restructuring charge	(1,899)	—	(2,885)	(1,899)	(3,335)
Income (loss) from vessel operations	61,713	(132,019)	(273,707)	(50,808)	(167,031)

Interest expense	(54,736)	(49,662)	(38,819)	(145,971)	(111,525)
Interest income	991	734	710	2,383	1,462
Realized and unrealized gain (loss)
on derivative instruments (4)	9,381	9,441	(19,232)	53,273	(47,561)
Equity income	11,877	8,346	4,416	34,221	12,316
Foreign currency exchange loss (5)	(266)	(3,860)	(6,526)	(6,069)	(13,313)
Losses on debt repurchases (6)	(55,479)	—	—	(55,479)	—
Other (expense) income - net	(699)	(592)	15,174	(4,562)	14,262
Loss before income tax expense	(27,218)	(167,612)	(317,984)	(173,012)	(311,390)
Income tax expense	(12,137)	(880)	(2,292)	(18,775)	(4,089)
Net loss	(39,355)	(168,492)	(320,276)	(191,787)	(315,479)

Non-controlling interests in net loss	(785)	8	(2,785)	(8,637)	3,126
Preferred unitholders' interest in net loss	8,038	8,038	11,917	23,447	36,689
General partner’s interest in net loss	(354)	(1,342)	(6,373)	(1,571)	(7,057)
Limited partners’ interest in net loss	(46,254)	(175,196)	(323,035)	(205,026)	(348,237)
Limited partner's interest in net loss for
basic loss per unit	(46,254)	(175,196)	(302,720)	(205,026)	(329,543)
Limited partner's interest in net loss
per common unit
- basic	(0.11)	(0.43)	(1.77)	(0.50)	(2.10)
- diluted	(0.11)	(0.43)	(1.79)	(0.50)	(2.10)
Weighted-average number of common units:
- basic	410,314,977	410,310,586	170,657,562	410,243,129	156,966,145
- diluted	410,314,977	410,310,586	182,393,904	410,243,129	156,966,145
Total number of common units outstanding
at end of period	410,314,977	410,314,977	410,045,210	410,314,977	410,045,210

(1)
Effective January 1, 2018, the Partnership adopted the new revenue accounting standard, which resulted in increasing revenues by $14.3 million and $47.9 million for the three and nine months ended September 30, 2018, respectively, increasing voyage expenses by $2.7 million and $9.1 million for the three and nine months ended September 30, 2018, respectively, and increasing vessel operating expenses by $10.9 million and $36.6 million for the three and nine months ended September 30, 2018, respectively.

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(2)
The Partnership's shuttle tankers are comprised of two components: i) a conventional tanker (the “tanker component”) and ii) specialized shuttle equipment (the “shuttle component”). The Partnership differentiated these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the Partnership has assessed the useful life of the tanker component as being 25 years and the shuttle component as being 20 years. During the three months ended March 31, 2018, the Partnership has considered challenges associated with shuttle tankers that have approached 20 years of age in recent years and has reassessed the useful life of the tanker component to be 20 years. This change in estimate, commencing January 1, 2018, impacted 21 vessels in the Partnership's shuttle tanker fleet. Separately, the Partnership has reviewed the residual value for seven vessels in its fleet that are 17 years of age or older and, as a result of a change in current estimated recycling values, has decreased the residual value for these vessels. The effect of these changes in estimates increased depreciation expense and decreased net income by $4.5 million and $14.4 million for the three and nine months ended September 30, 2018, respectively.

(3)
During the three months ended September 30, 2018, the Partnership sold a 2001-built shuttle tanker, the Stena Spirit (which the Partnership owned through a 50 percent-owned subsidiary), for net proceeds of $8.8 million, and recorded a gain on sale of $0.4 million in the Partnership's shuttle tanker segment.

During the three months ended June 30, 2018, the Partnership incurred a write-down of $181.4 million, mainly related to the Piranema Spirit and Ostras FPSO units as a result of a reassessment of the future redeployment assumptions for both units. In June 2018, the Partnership sold a 1998-built shuttle tanker, the Navion Britannia, for net proceeds of $10.4 million, and recorded a gain on sale of $2.6 million in the Partnership's shuttle tanker segment.
During the three months ended March 31, 2018, the Partnership incurred a write-down of $28.5 million related to two older shuttle tankers ($14.2 million which relates to one shuttle tanker the Partnership owns through a 50 percent-owned subsidiary), due to the expected redelivery of these vessels from their charterer after completing their bareboat charter contracts in April 2018 and the resulting change in the expectations for the future employment opportunities for the vessels.
During the three and nine months ended September 30, 2017, the Partnership incurred a $316.7 million write-down related to the Petrojarl I FPSO unit due to increased costs and time associated with upgrade work on the unit, the Ostras FPSO unit due to the expected expiration of the charter in early-2018, three DP1 shuttle tankers as a result of a change in operational plans for the vessels, and the HiLoad DP unit due to a change in expectations for the future opportunities of the unit.

(4)
Realized (loss) gain on derivative instruments relates to amounts the Partnership actually paid to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
Realized (loss) gain relating to:
Interest rate swaps	(10,749)	(5,843)	(48,974)	(33,735)	(69,936)
Foreign currency forward contracts	(747)	370	1,048	242	640
	(11,496)	(5,473)	(47,926)	(33,493)	(69,296)

Unrealized gain (loss) relating to:
Interest rate swaps	20,083	18,674	28,465	88,057	19,097
Foreign currency forward contracts	794	(3,760)	229	(1,291)	2,638
	20,877	14,914	28,694	86,766	21,735
Total realized and unrealized gain (loss) on
derivative instruments	9,381	9,441	(19,232)	53,273	(47,561)

(5)
The Partnership entered into cross-currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds. In addition, the cross-currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross-currency swaps as cash flow hedges of its NOK bonds and, thus, foreign currency exchange loss includes a realized loss relating to the amounts the Partnership paid to settle its non-designated cross-currency swaps and an unrealized gain (loss) relating to the change in fair value of such swaps, partially offset by the realized gain and unrealized (loss) gain on the revaluation of the NOK bonds, as detailed in the table below. In July 2018, the Partnership used a portion of the net proceeds from the issuance of the Notes to repurchase approximately NOK 914 million of the NOK 1,000 million aggregate principal of its NOK bonds and terminated NOK 905 million of the associated NOK 1,000 million aggregate notional amount of the cross-currency swaps, resulting in a cash settlement of $36.5 million on the cross-currency swap termination.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
Realized loss on cross-currency swaps	(36,768)	(1,444)	(42,987)	(39,504)	(49,501)
Unrealized gain (loss) on cross-currency swaps	37,367	(4,433)	54,488	39,272	66,978
Realized gain on revaluation of NOK bonds	34,993	—	—	34,993	—
Unrealized (loss) gain on revaluation of NOK bonds	(35,712)	4,791	(12,823)	(36,562)	(21,881)

(6)
Losses on debt repurchases of $55.5 million for the three and nine months ended September 30, 2018, related to the prepayment of the Brookfield Promissory Note and the repurchases of $225.2 million of the existing $300.0 million senior unsecured bonds maturing in July 2019, and NOK 914 million of the existing NOK 1,000 million senior unsecured bonds maturing in January 2019. The losses on debt repurchases are comprised of an acceleration of non-cash accretion expense of $31.5 million resulting from the difference between the $200 million face value of the Brookfield Promissory Note and its accounting carrying value of $168.5 million and an associated early termination fee of $12 million, as well as 2.0% - 2.5% premiums on the repurchase of the bonds and the write-off of capitalized loan costs.  The accounting carrying value of the $200 million Brookfield Promissory Note was lower than face value due to it being recorded at its relative fair value based on the allocation of total net proceeds invested by Brookfield on September 25, 2017.

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at	As at
	September 30, 2018	June 30, 2018	December 31, 2017
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	199,860	241,202	221,934
Restricted cash	9,901	12,425	28,360
Accounts receivable	154,962	134,931	162,691
Vessel held for sale	—	8,000	—
Prepaid expenses	32,624	37,011	30,336
Due from affiliates	55,736	51,249	37,376
Other current assets	14,203	10,644	29,249
Total current assets	467,286	495,462	509,946

Vessels and equipment
At cost, less accumulated depreciation	4,312,214	4,388,304	4,398,836
Advances on newbuilding contracts and conversion costs	63,826	17,742	288,658
Investment in equity accounted joint ventures	207,075	195,082	169,875
Deferred tax asset	12,046	22,674	28,110
Due from affiliates	987	—	—
Other assets	175,214	177,254	113,225
Goodwill	129,145	129,145	129,145
Total assets	5,367,793	5,425,663	5,637,795

LIABILITIES AND EQUITY
Current
Accounts payable	9,878	12,020	43,317
Accrued liabilities	147,444	142,147	187,687
Deferred revenues	54,734	55,786	69,668
Due to affiliates	67,315	57,331	108,483
Current portion of derivative instruments	21,391	62,273	42,515
Current portion of long-term debt	556,498	473,691	589,767
Other current liabilities	36,381	10,437	9,056
Total current liabilities	893,641	813,685	1,050,493

Long-term debt	2,633,343	2,492,517	2,533,961
Derivative instruments	68,375	83,211	167,469
Due to affiliates	125,000	290,959	163,037
Other long-term liabilities	238,572	281,798	249,336
Total liabilities	3,958,931	3,962,170	4,164,296

Redeemable non-controlling interest	—	—	(29)

Equity
Limited partners - common units	829,193	879,437	1,004,077
Limited partners - preferred units	384,274	384,274	266,925
General Partner	14,646	15,032	15,996
Warrants	132,225	132,225	132,225
Accumulated other comprehensive income (loss)	6,272	6,213	(523)
Non-controlling interests	42,252	46,312	54,828
Total equity	1,408,862	1,463,493	1,473,528
Total liabilities and total equity	5,367,793	5,425,663	5,637,795

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(191,787)	(315,479)
Non-cash items:
Unrealized gain on derivative instruments	(126,038)	(88,706)
Equity income, net of dividends received of $4,700 (2017 - $7,000)	(29,521)	(5,316)
Depreciation and amortization	281,267	224,317
Write-down and (gain) on sale of vessels	206,941	318,226
Deferred income tax expense	15,888	2,677
Amortization of in-process revenue contracts	(13,900)	(9,531)
Unrealized foreign currency exchange loss and other	35,153	14,260
Change in non-cash working capital items related to operating activities	(85,168)	67,534
Expenditures for dry docking	(18,290)	(11,875)
Net operating cash flow	74,545	196,107
FINANCING ACTIVITIES
Proceeds from long-term debt	726,520	307,004
Scheduled repayments of long-term debt	(452,070)	(419,064)
Prepayments of long-term debt	(412,309)	(24,687)
Debt issuance costs	(13,488)	(5,696)
Proceeds from credit facility due to affiliates	125,000	—
Proceeds from issuance of preferred units	120,000	—
Proceeds from issuance of common units	—	640,595
Repurchase of preferred units	—	(250,022)
Expenses relating to equity offerings	(3,997)	(11,564)
Cash distributions paid by the Partnership	(34,502)	(51,087)
Cash distributions paid by subsidiaries to non-controlling interests	(5,437)	(4,404)
Equity contribution from joint venture partners	—	6,000
Contribution from non-controlling interest to subsidiaries	1,498	—
Other	(963)	(3,933)
Net financing cash flow	50,252	183,142
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(212,683)	(257,897)
Proceeds from sale of vessels and equipment	19,210	—
Direct financing lease payments received	4,589	4,278
Investment in equity accounted joint ventures	(1,700)	(24,101)
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6 million)	25,254	—
Net investing cash flow	(165,330)	(277,720)
(Decrease) increase in cash, cash equivalents and restricted cash	(40,533)	101,529
Cash, cash equivalents and restricted cash, beginning of the period	250,294	342,287
Cash, cash equivalents and restricted cash, end of the period	209,761	443,816

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)
Net loss – GAAP basis	(39,355)	(320,276)
Adjustments:
Net loss attributable to non-controlling interests	(785)	(2,785)
Net loss attributable to the partners and preferred unitholders	(38,570)	(317,491)
Add (subtract) specific items affecting net loss:
Losses on debt repurchases (1)	55,479	—
Other (2)	8,086	(6,404)
Realized loss on interest rate swap amendments	6,250	37,950
(Gain) on sale and write-down of vessels (3)	(350)	316,726
Pre-operational costs (4)	—	3,160
Foreign currency exchange (gain) loss (5)	(717)	3,706
Unrealized gain on derivative instruments (6)	(23,300)	(29,183)
Non-controlling interests' share of items above (7)	175	(5,400)
Total adjustments	45,623	320,555
Adjusted net income attributable to the partners and preferred unitholders	7,053	3,064

Preferred unitholders' interest in adjusted net income	8,038	11,917
General Partner's interest in adjusted net income	(7)	(218)
Limited partners' interest in adjusted net income	(978)	(8,635)
Limited partners' interest in adjusted net income per common unit, basic	0.00	(0.05)
Weighted-average number of common units outstanding, basic	410,314,977	170,657,562

(1)	See footnote (6) of the summary consolidated statements of loss included in this release for further details.

(2)
Other items for the three months ended September 30, 2018 include a decrease in the deferred income tax asset for the Partnership's Norwegian tax structures, the reversal of the accelerated portion on the Piranema FPSO in-process revenue contract amortization, and restructuring charges related to severance costs from crew reduction on the Petrojarl Varg FPSO. Other items for the three months ended September 30, 2017 includes a partial reversal of an accrual relating to potential damages resulting from the cancellation of the UMS newbuildings recorded in June 2016, the settlement of a contingent liability, non-recurring general and administrative expenses relating to the Brookfield transactions in September 2017, restructuring charges relating to severance costs from the termination of the charter contract for the Arendal Spirit UMS, and a decrease in the deferred income tax asset for the Partnership's Norwegian tax structures.

(3)	See footnote (3) of the summary consolidated statements of loss included in this release for further details.

(4)	Reflects depreciation and amortization expense, general and administrative expenses and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing upgrades.

(5)
Foreign currency exchange (gain) loss primarily relates to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period, including revaluation of all foreign-currency-denominated monetary assets and liabilities within the equity accounted joint ventures, unrealized gain or loss related to the Partnership’s cross-currency swaps related to the Partnership's NOK bonds, and excludes the realized gain or loss relating to the Partnership's cross-currency swaps and NOK bonds.

(6)
Reflects the net unrealized gain due to changes in the mark-to-market value of interest rate swaps and foreign currency forward contracts that are not designated as hedges for accounting purposes and the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai and Pioneiro de Libra FPSO equity-accounted joint ventures.

(7)
Items affecting net loss include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net loss is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items affecting net loss listed in the table.

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended
	September 30,
	2018	2017
	(unaudited)	(unaudited)

Net loss	(39,355)	(320,276)
Add (subtract):
Depreciation and amortization	91,523	75,304
Losses on debt repurchases (1)	55,479	—
Partnership's share of equity accounted joint venture's distributable cash flow net of estimated maintenance capital expenditures (2)	10,909	5,046
Deferred income tax expense	10,453	1,915
Realized loss on amendment/early termination of interest rate and cross-currency swaps	6,250	78,117
(Gain) on sale and write-down of vessels (3)	(350)	316,726
Distributions on preferred units	(8,038)	(11,917)
Amortization of non-cash portion of revenue contracts	(9,058)	(4,041)
Equity income	(11,877)	(4,416)
Unrealized foreign exchange and other, net	(14,113)	7,788
Unrealized gain on non-designated derivative instruments (4)	(20,877)	(83,182)
Estimated maintenance capital expenditures	(54,359)	(41,862)
Distributable cash flow before non-controlling interests	16,587	19,202
Non-controlling interests' share of DCF	(2,186)	(5,820)
Distributable Cash Flow	14,401	13,382
Amount attributable to the General Partner	(31)	(31)
Limited Partners' Distributable Cash Flow	14,370	13,351
Weighted-average number of common units outstanding	410,314,977	170,657,562
Distributable Cash Flow per Limited Partner Unit	0.04	0.08

(1)	See footnote (6) of the summary consolidated statements of loss included in this release for further details.

(2)
Estimated maintenance capital expenditures relating to the Partnership’s equity-accounted joint ventures were $5.5 million and $1.0 million for the three months ended September 30, 2018 and 2017, respectively.

(3)	See footnote (3) of the summary consolidated statements of loss included in this release for further details.

(4)	Derivative instruments include interest rate swaps and foreign currency forward contracts.

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Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2018
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total

Revenues	131,244	144,298	32,586	—	14,954	4,576	—	327,658
Voyage expenses	—	(28,633)	(188)	(8)	(9,392)	(2,693)	—	(40,914)
Vessel operating expenses	(51,662)	(33,427)	(11,366)	(572)	(6,372)	—	—	(103,399)
Time-charter hire expenses	—	(9,469)	—	—	—	(3,675)	—	(13,144)
Depreciation and amortization	(36,662)	(37,703)	(10,371)	(1,653)	(5,134)	—	—	(91,523)
General and administrative	(8,206)	(5,132)	(569)	(299)	(1,120)	(90)	—	(15,416)
Gain on sale of vessel	—	350	—	—	—	—	—	350
Restructuring charge	(1,899)	—	—	—	—	—	—	(1,899)
Income (loss) from vessel operations	32,815	30,284	10,092	(2,532)	(7,064)	(1,882)	—	61,713

	Three Months Ended September 30, 2017
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations (1)	Total

Revenues	116,611	135,549	10,205	—	11,431	3,181	(3,351)	273,626
Voyage expenses	—	(20,018)	(258)	—	(6,191)	(45)	1,410	(25,102)
Vessel operating expenses	(40,816)	(31,007)	(5,132)	(4,509)	(5,825)	—	520	(86,769)
Time-charter hire expenses	—	(16,415)	—	—	—	(4,262)	—	(20,677)
Depreciation and amortization	(36,497)	(31,049)	(2,589)	(1,640)	(4,111)	—	582	(75,304)
General and administrative	(11,004)	(6,060)	(446)	(1,019)	(1,251)	(90)	—	(19,870)
Write-down of vessels	(265,229)	(51,497)	—	—	—	—	—	(316,726)
Restructuring charge	—	—	—	(2,885)	—	—	—	(2,885)
(Loss) income from vessel operations	(236,935)	(20,497)	1,780	(10,053)	(5,947)	(1,216)	(839)	(273,707)

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months ended September 30, 2017.

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from (used for) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2018
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Eliminations	Total
Income (loss) from vessel operations
(See Appendix C)	32,815	30,284	10,092	(2,532)	(7,064)	(1,882)	—	61,713
Depreciation and amortization	36,662	37,703	10,371	1,653	5,134	—	—	91,523
Realized loss from the
settlements of non-designated
foreign currency forward contracts	(410)	(202)	—	—	(135)	—	—	(747)
Amortization of non-cash portion of
revenue contracts	(9,058)	—	—	—	—	—		(9,058)
Gain on sale of vessel	—	(350)	—	—	—	—	—	(350)
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(254)	—	—	—	—	(254)
Falcon Spirit cash flow from
time-charter contracts	—	—	1,614	—	—	—	—	1,614
Cash flow from (used for) vessel
operations from consolidated vessels	60,009	67,435	21,823	(879)	(2,065)	(1,882)	—	144,441

	Three Months Ended
	September 30, 2017
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Eliminations (1)	Total
(Loss) income from vessel operations
(See Appendix C)	(236,935)	(20,497)	1,780	(10,053)	(5,947)	(1,216)	(839)	(273,707)
Depreciation and amortization	36,497	31,049	2,589	1,640	4,111	—	(582)	75,304
Realized gain (loss) from the
settlements of non-designated
foreign currency forward contracts	168	442	—	—	312	—	—	922
Amortization of non-cash portion of
revenue contracts	(4,041)	—	—	—	—	—	—	(4,041)
Write-down of vessels	265,229	51,497	—	—	—	—	—	316,726
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(408)	—	—	—	—	(408)
Falcon Spirit cash flow from
time-charter contracts	—	—	1,579	—	—	—	—	1,579
Eliminations upon consolidation	—	—	—	—	(1,421)	—	1,421	—
Cash flow from (used for) vessel
operations from consolidated vessels	60,918	62,491	5,540	(8,413)	(2,945)	(1,216)	—	116,375

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months ended September 30, 2017.

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	September 30, 2018		September 30, 2017
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	63,188	31,594	21,462	10,731
Vessel and other operating expenses	(17,423)	(8,712)	(5,851)	(2,925)
Depreciation and amortization	(15,807)	(7,904)	(4,410)	(2,205)
Income from vessel operations of equity-accounted vessels	29,958	14,978	11,201	5,601
Net interest expense	(12,357)	(6,179)	(1,806)	(903)
Realized and unrealized gain (loss) on derivative instruments (1)	4,553	2,277	(146)	(73)
Foreign currency exchange gain (loss)	1,965	983	(216)	(108)
Total other items	(5,839)	(2,919)	(2,168)	(1,084)
Net income / equity income of equity-accounted vessels before income tax expense	24,119	12,059	9,033	4,517
Income tax expense	(363)	(182)	(201)	(101)
Net income / equity income of equity-accounted vessels	23,756	11,877	8,832	4,416
Income from vessel operations of equity-accounted vessels	29,958	14,978	11,201	5,601
Depreciation and amortization	15,807	7,904	4,410	2,205
Cash flow from vessel operations from equity-accounted vessels	45,765	22,882	15,611	7,806

(1)
Realized and unrealized gain (loss) on derivative instruments includes an unrealized gain of $4.8 million ($2.4 million at the Partnership’s 50% share) and $1.0 million ($0.5 million at the Partnership’s 50% share) for the three months ended September 30, 2018 and 2017, respectively, related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the timing and amount of future settlement payments from Petrobras, including the impact on revenue for the fourth quarter of 2018 and of any Offset Amounts; the timing and certainty of the effectiveness of the agreement with Alpha to develop the Cheviot field, including satisfaction by Alpha of the various conditions precedent to its effectiveness, which conditions remain out of our control; future cash flows from the Petrojarl Varg FPSO charter contract; the timing and certainty of first oil on the Cheviot field and the number of wells on the field; the expected funding from Alpha for the life extension and upgrade costs relating to the Petrojarl Varg FPSO; the impact of contract extensions on the Partnership’s future cash flows; the timing and cost of delivery and start-up of various newbuildings and the commencement of related contracts; fuel consumption and emissions for the shuttle tanker newbuildings; and achieving 2018 priorities of the Partnership. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; potential early termination of contracts; shipyard delivery delays and cost overruns; delays in the commencement of charter contracts; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the ability to fund the Partnership’s remaining capital commitments and debt maturities; the Partnership’s ability to collect the amounts due under the settlement agreement with Petrobras; the ability of Alpha to satisfy all of the conditions precedent relating to the contract with Alpha; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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